February 1, 2012

Mr. Amit Pande

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CVB Financial Corp.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

Form 10-Q for the Fiscal Quarter ended June 30, 2011

Filed August 9, 2011

Form 10-Q for the Fiscal Quarter ended September 30, 2011

Filed November 9, 2011

File No. 0-10140

Dear Mr. Pande,

I am in receipt of your letter dated November 29, 2011 addressed to Mr. Christopher D. Myers, President and Chief Executive Officer of CVB Financial Corp. which I did not receive until January 26, 2012.

We are currently reviewing your comment letter and will be formulating our responses to them. Due to the late nature of receiving your comment letter, we are requesting an extension to respond to your comments until February 20, 2012.

To avoid any similar delays in the future, I am requesting that you send simultaneous copies of any communications on this subject to my direct attention (rcthomas@cbbank.com) and to the direct attention of our controller, Francene LaPoint (flapoint@cbbank.com).

We appreciate your consideration of our request, and you may contact me at (909) 483-7211 if you have any questions.

Sincerely,

CVB FINANCIAL CORP.

By:	/s/ Richard C. Thomas
Richard C. Thomas
Executive Vice President and Chief Financial Officer